

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 11, 2009

Mr. Terence P. DeLaney
Interim Chief Financial Officer
Sunoco, Inc.
1735 Market Street, Suite LL
Philadelphia, PA 19103-7583

> **Re:** **Sunoco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Schedule 14A Filed March 17, 2009**
> **Response Letter Dated April 24, 2009**
> **File No. 1-06841**

Dear Mr. DeLaney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Karney
        N. Gholson